82-4281

Jackson Fast Anderson
Chartered Accountants

Owen Jackson, CA* Malcolm Fast, CA*, CFP Clay Anderson, CA* *Denotes Professional Corporation

02034119

SUPPL

April 25, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 - 5th Street
Washington, D.C.
20549

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 10 2002
WASH. D.C. 164 SECTION

Dear Sirs:

Re: <u>Micrex Development Corp.</u>

Please find enclosed a copy of the unaudited financial statements of Micrex Development Corp. for the three months ended February 28, 2002.

We have been requested to file these financial statements with you by the company's Chief Executive Officer, Mr. Stan Marshall. We understand from Mr. Marshall that the company has an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If you have any questions, please do not hesitate to contact me.

Yours truly,

JACKSON FAST ANDERSON

Clay Anderson, C.A.

dw 5/21

CA/jh
Encl.

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 • **Phone: (780) 451-1131** • Fax: (780) 452-2204 • Email: jfa@jfa

Exemption Number
82-4281

MICREX DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

February 28, 2002

MICREX DEVELOPMENT CORP.

February 28, 2002

Jackson Fast Anderson
Chartered Accountants

Owen Jackson, CA* Malcolm Fast, CA*, CFP Clay Anderson, CA* *Denotes Professional Corporation

NOTICE TO READER

We have compiled the consolidated balance sheet of Micrex Development Corp. as at February 28, 2002 and the consolidated statements of loss and deficit and cash flows for periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
April 16, 2002

"Jackson Fast Anderson"
Chartered Accountants

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 • **Phone: (780) 451-1131** • Fax: (780) 452-2204 • Email: jfa@jfa.ab.ca

MICREX DEVELOPMENT CORP.

Consolidated Statements of Loss
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

	Second Quarter		First Half	
	2002	2001	2002	2001
	$	$	$	$
Revenue	-	-	-	-
Expenses				
Amortization	7,836	6,458	15,672	12,915
Automotive	-	57	-	57
Consulting Fees	118,000	60,000	118,000	60,000
Insurance	178	1,772	870	1,950
Interest and bank charges	-	32	94	132
Listing and share issue	2,377	7,140	9,905	11,256
Office and sundry	4,426	6,578	6,097	16,010
Professional fees	14,533	31,382	22,495	31,575
Subcontract	29,000	27,000	50,000	47,900
Telephone	1,143	1,309	2,446	3,557
Travel and promotion	277	257	277	547
	177,770	141,985	225,856	185,899
Net loss for the period	(177,770)	(141,985)	(225,856)	(185,899)

MICREX DEVELOPMENT CORP.

Consolidated Statements of Deficit

FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002

(Unaudited – See Notice to Reader)

	Second Quarter		First Half	
	2002	2001	2002	2001
Deficit, beginning of period	(3,126,670)	(2,776,683)	(3,078,584)	(2,732,769)
Net loss for the period	(177,770)	(141,985)	(225,856)	(185,899)
Deficit, end of period	(3,304,440)	(2,918,668)	(3,304,440)	(2,918,668)

MICREX DEVELOPMENT CORP.

Consolidated Balance Sheet

(Unaudited – See Notice to Reader)

	February 28, 2002 (Unaudited)	August 31, 2001 (Audited)
	$	$
Assets		
Current assets		
Cash and short term deposits	181,751	48,021
Accounts receivable	16,609	8,400
Prepaid expenses	11,678	10,880
	210,038	67,301
Plant and equipment, and mining properties (note 3)	3,018,609	2,754,819
	3,228,647	2,822,120
Liabilities (other than amounts due to shareholders)		
Current liabilities		
Accounts payable and accrued liabilities	81,380	1,239
Shareholders' Interests		
Liabilities		
Advances from shareholders	988	29,669
Equity		
Share capital (note 4)	6,450,719	5,869,796
Deficit	(3,304,440)	(3,078,584)
	3,147,267	2,820,881
	3,228,647	2,822,120

Approved On Behalf Of The Board

Director "Stan Marshall"

Director "Max Morpurgo"

The accompanying notes form part of these financial statements

MICREX DEVELOPMENT CORP.

Consolidated Statement of Cash Flows
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

	Second Quarter		First Half	
	2002	2001	2002	2001
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(177,770)	(141,985)	(225,856)	(185,899)
Adjustment for:				
Amortization	7,836	6,458	15,672	12,915
	(169,934)	(135,527)	(210,184)	(172,984)
Change in non cash working capital items				
Accounts receivable	(1,979)	(2,333)	(8,209)	(5,144)
Prepaid expenses	45	179	(798)	357
Accounts payable and accrued liabilities	81,380	-	80,141	(37,319)
	79,446	(2,154)	71,134	(42,106)
Cash flows from investing activity				
Purchase of plant and equipment, and mining properties	(95,224)	(94,427)	(279,462)	(189,724)
Cash flows from financing activity				
Advance to shareholders	(342,321)	(21,134)	(28,681)	(55,984)
Issuance to share capital	510,923	322,995	580,923	588,895
	168,602	301,861	552,242	532,911
Increase (decrease) in cash	(17,110)	69,753	133,730	128,097
Cash, beginning of period	198,861	115,054	48,021	56,710
Cash, end of period	181,751	184,807	181,751	184,807

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2001, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the August 31, 2001 annual financial statements.

2. Loss per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All loss per share information and disclosures presented in these interim financial statements conform to this new standard. Adoption of the new standard had no effect on previously reported per share amounts.

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period.

3. Plant and equipment, and mining properties

a) Net book value

Given below are the net book values of plant and equipment, and mining development properties.

	February 28, 2002 (Unaudited)			August 31, 2001
	Plant and Equipment	Mining Development Properties	Net Book Value	Net Book Value
	$	$	$	$
Big Horn Mine	15,927	547,033	562,960	531,771
Wild Horse Mine	14,498	263,226	277,724	279,802
Banks Mine	18,155	985,867	1,004,022	1,007,141
Deadwood and Sunburst Mines	-	345,063	345,063	345,063
Mount Royal Mine	-	109,691	109,691	109,691
Burmis Magnetite Deposit	-	643,629	643,629	403,732
Clear Hills	-	30,176	30,176	30,176
Buffalo Head Hills	-	5,000	5,000	-
Other	40,344	-	40,344	47,443
	88,924	2,929,685	3,018,609	2,754,819

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

3. Plant and equipment, and mining properties (continued)

b) Plant and equipment

	February 28, 2002 (Unaudited)			August 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Automotive	40,540	11,250	29,290	34,459
Furniture & fixtures	750	439	311	346
Computer equipment	31,527	20,785	10,742	12,638
Mining equipment	427,331	378,750	48,581	57,153
	500,148	411,224	88,924	104,596

c) The company has interest in the following mining development properties:

(i) 100% interest in Big Horn hard rock mine located in the Atlin area of British Columbia, Canada.

(ii) 51% interest in Wild Horse placer mine located in the Fort Steele area of British Columbia, Canada.

(iii) 51% interest in Banks hard rock mine located in the Steeple Rock district of New Mexico, U.S.A.

(iv) 100% interest in Deadwood patented hard rock mine and Sunburst patented hard rock mine claim located in Catron County, New Mexico, U.S.A.

(v) 33% interest in Mount Royal patented hard rock mine claim located in the Steeple Rock district of New Mexico, U.S.A.

(vi) 18% equity interest in the claims and 100% interest in all production from the claims relating to the Burmis Magnetite deposit located in the Crowsnest Pass, Alberta, Canada.

(vii) 100% interest in the Clear Hills diamond exploration project consisting of 72 square miles located in the Clear Hills and Chinchaga Hills, Alberta, Canada.

(viii) 100% interest in the Buffalo Hills diamond exploration project consisting of 360 square miles located in the Buffalo Hills area, Alberta, Canada.

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

3. Plant and equipment, and mining properties (continued)

d) Acquistion costs and deferred exploration costs for the properties are as follows:

	February 28, 2002 (Unaudited)		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	74,428	547,033
Wild Horse Mine	60,500	202,726	263,226
Banks Mine	50,000	935,867	985,867
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	393,000	250,629	643,629
Clear Hills	13,420	16,756	30,176
Buffalo Head Hills	-	5,000	5,000
	1,377,787	1,551,898	2,929,685

	August 31, 2001		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	40,428	513,033
Wild Horse Mine	60,500	202,246	262,746
Banks Mine	50,000	935,782	985,782
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	323,000	80,732	403,732
Clear Hills	13,420	16,756	30,176
	1,307,787	1,342,436	2,650,223

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

4. Share capital

a) Share capital consists of:

	February 28, 2002 (Unaudited)	August 31, 2001
	$	$
Authorized		
Unlimited number of common voting shares		
10,000,000 preferred shares		
10,000,000 convertible preferred shares		
Issued		
19,531,872 common shares	6,450,719	5,869,796

Certain of the common shares issued by private placement for cash or other consideration are to be held in escrow. At February 28, 2002, 1,803,497 common shares were deposited in performance escrow. Preferred shares and convertible preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

4. **Share capital (continued)**

b) Transactions during the period:

	#	$
Balance August 31, 2000	15,410,945	5,294,767
Issued on exercise of warrants	400,000	100,000
Flow through shares issued for cash	743,316	222,995
Issued pursuant to a private placement	798,730	258,400
Issued on exercise of options	250,000	43,500
Tax benefit renounced to shareholders	-	(49,866)
Balance August 31, 2001	17,602,991	5,869,796
Issued pursuant to a private placement	225,805	70,000
Flow through shares issued for cash	1,703,076	510,923
Balance February 28, 2002	19,531,872	6,450,719

c) Warrants

At February 28, 2002, the company had the following warrants outstanding:

i) 1,803,324 warrants attached to shares which have been deposited in performance escrow. These warrants would expire 6 months after the release of the performance shares from escrow.

ii) 628,000 warrants expiring November 1, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

iii) 743,316 warrants expiring December 28, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

iv) 1,703,076 warrants expiring December 31, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED FEBRUARY 28, 2002
(Unaudited – See Notice to Reader)

4. Share capital (continued)

d) Stock options

The Company has a stock option plan, which is administered by the Board of Directors. The number and terms of stock options granted are determined by the Board of Directors from time to time.

The following options to purchase shares have been granted.

	Number of Options	Weighted avg exercise price
Options outstanding August 31, 2000	1,408,000	$ 0.20
Granted	600,500	$ 0.21
Exercised	(250,000)	$ 0.17
Options outstanding February 28, 2002	1,758,500	$ 0.21

The following summarizes the options outstanding at February 28, 2002.

Number of Options	Exercise Price	Expiry Date
75,000	$ 0.28	June 2002
525,000	$ 0.18	May 2004
200,000	$ 0.20	July 2004
153,000	$ 0.20	February 2005
205,000	$ 0.26	April 2005
150,000	$ 0.25	November 2005
450,500	$ 0.20	February 2006
1,758,500		